Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

MEMORANDUM OF AGREEMENT

1 Dated: ***as of 9th October 2020***

2 ***SBI CONGA SHIPPING COMPANY LIMITED of the Marshall Islands*** ~~(Name of sellers)~~, hereinafter called the "Sellers", have agreed to sell, and

3 ***Serena Maritime Limited, of the Marshall Islands*** ~~(Name of buyers)~~, hereinafter called the "Buyers", ***and whose performance is to be guaranteed by Globus Maritime Limited in a separate letter of guarantee in a form acceptable to the Sellers*** have agreed to buy:

4 Name of vessel: ***SBI CONGA***

5 IMO Number: ***9723629***

6 Classification Society: ***ABS***

7 Class Notation: ***+A1, Bulk Carrier, BC-A holds 2, 4 &6 may be empty, ESP, E0, +AMS, +ACCU, CPS, CSR, AB-CM, BWT, ENVIRO, GP, GRAB 20, TCM, CGMV, PMA, POT, RRDA, UWILD***

8 Year of Build: ***2015***___ Builder/Yard: ***HUDONG-ZHONGHUA SHIPBUILDING (GROUP) CO., LTD.***

9 Flag: ***Marshall Islands*** Place of Registration: ***Majuro***_ GT/NT: ***44069/27307***

10 hereinafter called the "Vessel", on the following terms and conditions:

11 **Definitions**

12 "Banking Days" are days on which banks are open both in the country of the currency stipulated for
13 the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8
14 (Documentation) and ***Monaco, The Netherlands and United Kingdom*** ~~(add additional jurisdictions as appropriate)~~.

15 "Buyers'Nominated Flag State" means ***Marshall Islands*** (*state flag state*).

16 "Class" means the class notation referred to above.

17 "Classification Society" means the Society referred to above.

18 "Deposit" shall have the meaning given in Clause 2 (Deposit)

19 "Deposit Holder/***Escrow Agent***" means ***a well established international law firm acceptable to the Buyers and the Sellers (intention is Watson Farley & Williams LLP, London)*** (*state name and location of Deposit Holder*) or, if left blank, the
20 Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.

21 "In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a
22 registered letter, e-mail or telefax.

23 "Parties" means the Sellers and the Buyers.

24 "Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

25 "Sellers' Account" means ***an account to be advised by the Sellers*** (*state details of bank account*) at the Sellers' Bank.

26 "Sellers' Bank" means (*state name of bank, branch and details*) or, if left blank, the bank
27 notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

28 **1. Purchase Price**

The Purchase Price is ***United States Dollars Eighteen Million and Four Hundred Thousand (USD 18,400.000)*** (*state currency and amount both in words and figures*).

2. Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of ~~% (per cent) or, if left blank,~~ 10% (ten per cent), of the Purchase Price (the "Deposit") in an ~~interest bearing~~ ***escrow*** account for the Parties with the Deposit Holder within three ~~three~~ (3) Banking Days after the date that:

(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail ~~or telefax~~; and

(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened ***and is ready to receive funds***.

The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.

3. Payment

Balance of payment (90%) together with any other outstanding amount as per MOA shall be placed in escrow, between Sellers and Buyers, at least one (1) Banking day prior to the anticipated date of delivery and held to the Buyers' order in the escrow account

On delivery of the Vessel, ***(as evidenced by a signed protocol of delivery and acceptance)***, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i) the Deposit shall be released to the Sellers; and

(ii) the balance of the ***90% of the*** Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.

4. Inspection

(a) *The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in ***Cosco Zhoushan*** (*state place*) on ***3rd October 2020*** (*state date*) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b) *The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within (*state date/period*).~~

~~The Sellers shall make the Vessel available for inspection at/in (*state place/range*) within (*state date/period*).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

**4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.*

5. Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage ~~at~~/in ***Manila (see as well Clause 20, the COVID clause.)*** (*state place/range*) in the Sellers' option.

Notice of Readiness shall not be tendered before: ***24th October 2020*** (date)
Cancelling Date (see Clauses 5(c), 6 (a)(i), 6(a) (iii) and 14): ***30th November 2020***

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with ~~twenty (20),~~ ten (10), five (5) ~~and three (3)~~ days' ***approximate*** notice ***of the date of intended delivery and three (3) days definitive notice*** of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.
If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6. Divers Inspection / Drydocking

(a)*

(i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the ***underwater*** inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional

time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness priorto completion of the underwater inspection. ***The Classification Society surveyor shall be present for the sole purpose of the underwater inspection and shall not interfere with the operations of the Vessel and the crew.***

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/~~recommendation~~** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards ***in China*** ~~at or in the vicinity of the port of delivery~~, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/~~recommendation~~, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii) If the Vessel is to be drydocked pursuant to Clause 6(a) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~(b) *The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6(a) (ii) or 6(b) above:

(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification Society surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be

condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition~~/recommendation~~**.

(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii) The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

**6(a) and 6(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6(a) shall apply.*

***Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.*

7. Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board ~~and on shore~~. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, ~~whether on board or not~~ shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional ***excluded*** items: ~~(include list)~~

1. 2 x Servers
2. 1 x Cisco 2901 Router
3. 2 x Cisco SG300 Switches
4. 1 x Cisco SF300 Switch
5. 1 x scorpiobox
6. 1 x Iridium handheld phone
7. The PC hard drives will be wiped or physically removed. Our preference is to physically remove and destroy the PC drives for Cyber Security concerns.
8. Software licenses (except for loading computer)
9. Navbox and its associated /NavStick/Power Supply Unit/Black Nine Pin Plug
10. Digital publications subscription will be terminated
11. Scorpio documents / Optimum documents / Manuals / Plans /
12. Log books copies will remain on board as per Vessels flag requirements. All other logs will be landed.

Any Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: ~~(include list)~~

1. Gas cylinders (maker Wilhelmsen) : (Oxygen, acetylene, Nitrogen , Freon and Medical oxygen)
It is needed to liaise with new Owners whether will be transferred to them or not. In case they decline the transfer, cylinders should be landed and relevant credit note will be issued

2. Liferafts : they are on a 30th month exchange agreement with Survitec Greece (OMM agreement). The agreement for subject vessel started on 20/11/2019 with hire terms 5 years. New Owners should be requested if they wish to continue the agreement or not. In this case we need to advise Survitec as well giving them the contact details of the new Owner.

3. Infinity Osmosis units and accessories on rental basis with Oceanic . The equipment should be landed and returned to Oceanic.

4. Gas measuring equipment, which are on rental from Bruusgard.

~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay ~~either~~:

(a) ~~*~~ ***in respect of remaining bunkers:*** the actual net price (excluding barging expenses) as evidenced by invoices or vouchers ***and determined on a "first in first out" basis***; ~~or~~

(b) ~~*~~ ***in respect of the remaining lubricating and hydraulic oils and greases: at Sellers' last net contract price (less Sellers' discounts/rebates) at Sellers' last supply as evidenced by copies of invoices or vouchers,*** ~~the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over. ***To determine available quantities of bunkers on board only the tank capacity plan (sounding tables) should be used and no physical tank inspection to be allowed.***

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

8. Documentation

The place of closing: ***to be advised by Sellers***

(a) In exchange for payment of the Purchase Price ***and any other sums due under the MoA,*** the Sellers shall provide the Buyers with ~~the following~~ delivery documents ***that may be reasonably required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel. The agreed delivery documentation shall form an addedndum to the MoA and shall be agreed promptly, but agreement on same shall not delay the signing of the MoA nor lodging of the Deposit.*** ~~:~~

~~(i)~~ ~~Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised orapostilled, as required by the Buyers' Nominated Flag State;~~

~~(ii)~~ ~~Evidence that all necessary corporate, shareholder and other action has been taken by~~

~~the Sellers to authorise the execution, delivery and performance of this Agreement;~~

~~(iii)~~ ~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~ ~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~ ~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~ ~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~ ~~A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;~~

~~(viii)~~ ~~Commercial Invoice for the Vessel;~~

~~(ix)~~ ~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x)~~ ~~A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;~~

~~(xi)~~ ~~Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~ ~~The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~

~~(i)~~ ~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

~~(ii)~~ ~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

(c) If any of the documents listed in ~~Sub-clauses (a) and (b) above~~ ***the documentary addendum*** are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in ~~Sub-clause (a) and Sub-clause (b) above~~ ***the documentary addendum*** for review and comment by the other party not later than ***five (5)*** ~~(*state number of days*), or if left blank, nine (9)~~ days prior to

the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in ~~Sub-clause (a) and Sub-clause (b)~~ ***the documentary addendum*** above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10. Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo ***with the cargo holds swept clean, but Sellers to have the option to deliver the Vessel with unswept holds against a compensation of US$4,000 (such compensation to be deducted from the balance of the Purchase Price),*** and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other ***trading*** certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

**Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.*

12. Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. ***In case Buyers fail to change the name of the Vessel after the delivery then Sellers shall be entitled to claim further compensation.***

13. Buyers' default

Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14. Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15. Buyers' representatives

After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the *sole* purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16. Law and Arbitration

(a) This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as solerbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~

~~(state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (state place), subject to the procedures applicable there.~~

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.~~

17. Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:

Address: c/o Globus maritime Ltd, 128 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.
Attn: Globus maritime Ltd
Tel: 0030 210 9608300
Athanasios Feidakis <a.g.feidakis@globusmaritime.gr>
Ioannis Koutsoukos <ikoutsoukos@globusmaritime.gr>
Mike Xanthakis <mx@arrowship.com>

For the Sellers:

Address c/o Scorpio Bulkers Inc., "Le Millenium", 9 Boulevard Charles III, MC98000 Monaco
Attention: Legal Department
Telephone: +377 97 98 57 00
Email: legal@scorpiogroup.net

18. Entire Agreement

~~The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.~~

~~Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.~~

~~Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.~~

18.1

The Buyers acknowledge and agree that:

(a)the written provisions of this Agreement comprise the entire agreement made between the Sellers and the Buyers in relation to the sale and purchase of the Vessel and supercede all previous agreements, assurances, conditions, covenants, terms, statements, representations and warranties whatsoever, whether made in writing or orally, in relation to the sale and purchase of the Vessel;

(b) except for the covenants and warranties expressly given by the Sellers in this Agreement and in the Bill of Sale to be delivered to the Buyers pursuant to the terms of this Agreement (collectively, the Warranties), all assurances, conditions, covenants, terms, statements, representations and warranties whatsoever (whether expressed or implied by statute, common law or others) in relation to the Vessel, including (without limitation) any in relation to the Vessel's quality, durability, condition or fitness for any particular use or purpose, or the classification or other status of the Vessel, or the aulity, durability, condition, fitness or status of any equipment, machinery, parts or spares belonging or relating to the Vessel, or any certificates, documents, papers or records belong or relating to the Vessel, are hereby excluded;

(c) the Buyers have not replied on or been induced to enter this Agreement by any assurance, condition, covenant, term, steatement, representation or warranty whatsoever other than the Warranties;

(d) the Sellers shall not be liable to the Buyers for any assurance, condition, covenant, term, statement, representation or warranty that does not constitute one of the Warranties;

(e) the Buyers shall not have any right of remedies, and shall not bring any actions, claims or proceedings, against the Sellers in respect of any assurance, condition, covenant, term, statement,

representation or warranty that does not constitute one of the Warranties; and
(f) no error, misstatement or omission whatsoevermade at any time by or on behlaf of the Sellers or any of their officers, employees, agents or other representatives, whether in writing or orally (and whether made negligently or otherwise), in any dealings with the Buyers or any of their officers, employees, agents or other representatives shall operate to annul the sale and purchase of the Vessel under this Agreement or shall entitle the Buyers to terminate this Agreement or to recover any damages or other compensation.

18.2 Nothing in Clause 18.1 above shall operate to exclude, limit or restrict any liability arising as a result of fraud, or death or personal injury resulting from negligence.

Clause 19

19.1 The Sellers warrant that neither they nor the Vessel nor the Vessel's manager has breached or is in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the UK involving countries amongst others, Iran, Syria, Cuba. In addition and not withstanding the above, should the Vessel and/or the Sellers and/or the manager of the Vessel appear on the OFAC/SDN list of the U.S. Department of the Treasury before delivery of the Vessel to the Buyers, then the Sellers will be in default and the present Agreement will automatically and without any further action be terminated. The Deposit if already paid, will be returned with interest to the Buyers and in addition and without any prejudice to the return of the deposit, the Buyers will be entitled to claim for any and all damages suffered.

19.2 The Buyers warrant neither they nor the intended managers of the Vessel (Forthcoming Vessel Managers) has breached or is in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the U.K. involving countries but not limited to, IRan, Syria, Cuba. In addition to the aforesaid, should the Buyers and/or the Forthcoming Vessel Managersbreach this undertaking and/or appear on the OFAC/SDN list of the U.S. Department of the Treasury before delivery of the Vessel under this Agreement, then the Buyers will be in defaultand Sellers shall have the option to cancel this Agreement. In such circumstances, the deposit if already paid, will be released with interest, if any, to the Sellers and in addition and without prejudice to the release of the deposit, the Sellers will be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

Clause 20 - COVID19 Clause

a) For the purposes of this clause

"Disease" means COVID-19 (and any mutation of COVID-19).
"Restrictions" means any mandatory order of authorities or other circumstances that relate to the Disease that prevent either: (i) the Sellers' master, officers or crew disembarking from the Vessel and travelling from the place of delivery to their country of residence; or (ii) the Buyers' master, officers or crew travelling to the place of delivery from their country of residence.

(b) If, prior to the arrival of the Vessel at the intended place of delivery:
the Sellers reasonably believe that they will be unable to deliver; or
the Buyers reasonably believe that they will be unable to take delivery of,
the Vessel at the intended place of delivery due to Restrictions, then the party affected shall notify the other party without delay, and in any event no later than the day the Sellers' give their seven (7) day notice pursuant to line 82 hereof. If such a notice is validly given, the Sellers will nominate an alternative place of delivery within the contractual range as per lines 76-77, which is not subject to Restrictions (the "Alternative Place of Delivery").

(c) If, after the arrival of the Vessel at the intended place of delivery, such place becomes subject to Restrictions, the Sellers shall nominate, and move the Vessel to, an Alternative Place of Delivery, and Sellers shall keep Buyers advised about the expected new delivery date, but no new pre-delivery notices shall be required to be given by the Sellers. The Cancelling Date shall be extended by the additional time required for such repositioning of the Vessel (as advised by the Sellers, acting

reasonably).

(d) Any additional voyage expenses, including but not limited to additional bunkers consumed, pilotage and harbour dues, and any other additional costs and expenses, including but not limited to screening, cleaning, fumigating and/or quarantining the Vessel and its crew (together the "Relocation Expenses") arising from the Vessel proceeding to an Alternative Place of Delivery instead of the place of delivery originally nominated in accordance with Clause 5 shall be shared on a 50:50 basis, against presentation of reasonable supporting documentation.

(e) If the Vessel or its crew is quarantined at any place, then all time in connection with such quarantine shall automatically extend the Cancelling Date by the period required for the Vessel to be released from quarantine.

(f) If, prior to the Cancelling Date one party reasonably believes that, due to Restrictions, it will not be possible to effect the delivery and take over the Vessel at Sellers intended place of delivery or Alternative Place of Delivery within the range specified in lines 76-77 due to Restrictions, then notwithstanding any of the other provisions of this MOA, the Buyers may enter into a ship management agreement with the existing ship manager, and the parties shall effect the delivery and taking over of the Vessel without embarking or disembarking any crew.

(g) The Sellers shall not be liable for any costs and expenses if, after delivery of the Vessel, any delays, costs, expenses or liabilities whatsoever are incurred as a result of the Vessel having visited any place prior to delivery of the Vessel.

Clause 21

This Agreement shall be confidential between the Parties and the Parties must ensure that this extends to any broker involved. However, the Parties acknowledge that the Buyers' and the Sellers' parent company/ultimate beneficiaries are public limited companies and the Parties shall comply with all applicable securities laws, including, but not limited to, United States securities laws, regulations and rules (including, but not limited to, the regulations and rules of the New York Stock Exchange and the Nasdaq stock market [NASDAQ]). The Parties are allowed to share information relating to this Agreement with their professional advisors and banks.

For and on behalf of the Sellers

Name: Hugh Baker

Title: Secretary

For and of behalf of the Buyers

Name: IOANNIS P. KOUTSOUKOS

Title: PRESIDENT

SERENA MARITIME LTD
MARSHALL ISLANDS

For and on behalf of the Guarantor

Name: ATHANASIOS FEIDAKIS

Title: CHIEF EXECUTIVE OFFICER

HB